Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-228157
June 12, 2019

REALTY INCOME CORPORATION

PRICING TERM SHEET

3.250% Notes due 2029

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated June 12, 2019 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated November 5, 2018 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Anticipated Ratings(1):	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by Standard & Poor’s Ratings Group (stable outlook)
BBB+ by Fitch Ratings (stable outlook)

Trade Date:	June 12, 2019

Expected Settlement Date:	June 19, 2019 (T+5)

Net Proceeds:	Approximately $493.5 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company

Use of Proceeds:

The Company intends to use the net proceeds from this offering to repay borrowings outstanding under its $3.0 billion revolving credit facility and, to the extent not used for that purpose, to fund potential investment opportunities and/or for other general corporate purposes. At June 7, 2019, the Company had approximately $544.0 million of outstanding borrowings under its revolving credit facility. Borrowings under the revolving credit facility were generally used to acquire properties. For additional information, see “Use of Proceeds” in the Preliminary Prospectus Supplement.

Security:	3.250% Notes due 2029 (the “notes”)

Principal Amount:	$500,000,000

Maturity Date:	June 15, 2029

Interest Rate:	3.250% per annum, accruing from June 19, 2019

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2019

(1)  Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Price to Public:	99.359%, plus accrued interest, if any

Spread to Benchmark Treasury:	+120 basis points

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Price/Yield:	102-07 / 2.126%

Reoffer Yield:	3.326%

Optional Redemption:

Prior to March 15, 2029 (the “Par Call Date”), the notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the notes to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming that the notes matured and that accrued and unpaid interest on the notes was payable on the Par Call Date, discounted to such redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 20 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes being redeemed to such redemption date.

On and after the Par Call Date, the notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

CUSIP/ISIN:	756109 AW4 / US756109AW41

Underwriters

Joint Book-Running Managers:	Citigroup Global Markets Inc.
BNY Mellon Capital Markets, LLC
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
U.S. Bancorp Investments, Inc.
BofA Securities, Inc.
Barclays Capital Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Regions Securities LLC
Wells Fargo Securities, LLC

Co-Lead Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
BMO Capital Markets Corp.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Stifel, Nicolaus & Company, Incorporated
TD Securities (USA) LLC
UBS Securities LLC

Senior Co-Managers:	Comerica Securities, Inc.
Samuel A. Ramirez & Company, Inc.

Co-Managers:	Academy Securities, Inc.
Evercore Group L.L.C.
Moelis & Company LLC

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $3.0 billion revolving credit facility.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $3.0 billion revolving credit facility.

Stifel, Nicolaus & Company, Incorporated may pay an unaffiliated entity, which is also a lender under the Company’s $3.0 billion revolving credit facility, or its affiliate a fee in connection with this offering.

An affiliate of Wells Fargo Securities, LLC has acted, and may in the future act, as broker in connection with purchases of certain real estate assets by the Company, including assets which may have been or may be purchased with borrowings under the Company’s revolving credit facility, which borrowings may be repaid with net proceeds from this offering.  Upon consummation of these purchases, such affiliate has received and in the future may receive customary brokerage fees paid by the seller.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, BNY Mellon Capital Markets, LLC by telephone (toll free) at 1-800-269-6864, Credit Suisse Securities (USA) LLC by telephone (toll free) at 1-800-221-1037, Goldman Sachs & Co. LLC by telephone (toll free) at 1-866-471-2526, Mizuho Securities USA LLC by telephone (toll free) at 1-866-271-7403 or U.S. Bancorp Investments, Inc. by telephone (toll free) at 1-877-558-2607.